Filed Pursuant to Rule 424(b)(3)

File Nos. 333-215074 and 811-23221

FS CREDIT INCOME FUND

Supplement dated August 29, 2025

to

Prospectus dated March 1, 2025

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Income Fund (the “Fund”), dated March 1, 2025 (as may be supplemented and amended, the “Prospectus”). Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Types of Investments and Related Risks” beginning on page 38 of the Prospectus before you decide to invest in the Fund’s Shares.

Effective September 15, 2025, the contingent deferred sales charge (“CDSC”) on Class U-2 Shares will increase from 1.00% to 1.50%. Accordingly, effective September 15, 2025, all references to a CDSC of 1.00% for Class U-2 Shares in the Prospectus are replaced with references to 1.50%. The 1.50% CDSC will apply to all purchases of Class U-2 Shares made on or after September 15, 2025.

Additionally, this supplement revises the section of the Prospectus entitled “PLAN OF DISTRIBUTION - Class U-2 Shares” beginning on page 112 of the Prospectus by replacing the section in its entirety with the following, effective September 15, 2025:

Class U-2 Shares

Investors purchasing Class U-2 Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 2.50%, as set forth in the table below. In addition, the Distributor will pay to certain selling agents a dealer concession based on the amount invested with respect to investors, as set forth in the table below. The following Sales Loads apply to your purchases of Class U-2 Shares of the Fund:

Amount Purchased	Sales Load as % of Offering Price*	Sales Load as % of Amount Invested	Dealer’s concession as a % of offering price
Under $100,000	2.50%	2.56%	2.50%
$100,000 - $249,999	2.00%	2.04%	2.00%
$250,000 and Above	None	None	1.50%

Class U-2 Shares may also be subject to a CDSC. For purchases made before September 15, 2025, if any Class U-2 Shares for which you did not pay a sales charge are repurchased before the first day of the month in which the 18-month anniversary of your initial purchase falls, a CDSC of 1.00% will normally be collected. For purchases made on or after September 15, 2025, if any Class U-2 Shares for which you did not pay a sales charge are repurchased before the first day of the month in which the 18-month anniversary of your initial purchase falls, a CDSC of 1.50% will normally be collected. The date of purchase until the first day of the month of the applicable anniversary referred to in this paragraph shall be referred to as a “CDSC Period.”

The CDSC is not charged on Class U-2 Shares acquired through reinvestment of dividends or capital gain distributions and is charged on the original purchase cost or the current market value of the Class U-2 Shares at the time they are repurchased, whichever is lower. In addition, repayment of loans under certain retirement and benefit plans will constitute new sales for purposes of assessing the CDSC. To minimize the amount of any CDSC, the Fund repurchases Shares in the following order:

1.	Class U-2 Shares acquired by reinvestment of dividends and capital gain distributions (always free of a CDSC);

2.	Class U-2 Shares held for at least the applicable CDSC Period; and

3.	Class U-2 Shares held before the expiration of the applicable CDSC Period.

For purchases of Class U-2 Shares without a front-end Sales Load, the Distributor may pay dealers distribution-related compensation (i.e. concessions) according to the schedule set forth below (which may be subject to a CDSC).

For such Class U-2 Share purchases, the dealer concession received is based on the amount of the Class U-2 Shares investment as follows:

Class U-2 Investments	Front-End Sales Charge*	Dealer’s Concession**
Over $250,000	None	1.50%

* For purchases made on or after March 1, 2024 but before September 15, 2025, Class U-2 Shares purchased without a sales charge will be subject to a 1.00% CDSC if they are redeemed before the first day of the month in which the 18-month anniversary of the purchase falls. For purchases made on or after September 15, 2025, Class U-2 Shares purchased without a sales charge will be subject to a 1.50% CDSC if they are redeemed before the first day of the month in which the 18-month anniversary of the purchase falls.

** For purchases of Class U-2 Shares without a front-end sales charge and for which the Distributor pays a dealer concession, the shareholder servicing fee and Distribution Fee to dealers shall commence 13 months after purchase. For applicable Class U-2 Share purchases made prior to March 1, 2024, a 1.50% dealer concession may have been paid. For applicable Class U-2 Shares purchased on or after March 1, 2024 but before September 15, 2025, a 1.00% dealer concession may have been paid.

The following are additional features that should be taken into account when purchasing Class U-2 Shares:

•	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class U-2 Shares; and

•	a monthly Distribution Fee, which accrues at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class U-2 Shares.

Please retain this supplement with your Prospectus for future reference.